UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 000-51138

GRAVITY CO., LTD.
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2014 RESULTS

Seoul, South Korea — May 22, 2014 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2014, prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the first quarter ended March 31, 2014 were KRW 10,767 million (US$10,113 thousand), representing a 4.6% increase from KRW 10,294 million for the fourth quarter ended December 31, 2013 (“QoQ”) and a 8.7% decrease from KRW 11,796 million for the first quarter ended March 31, 2013 (“YoY”).

Review of financial results

Revenues

Royalty and license fee revenue for the first quarter ended March 31, 2014 was KRW 3,575 million (US$3,358 thousand), representing a 25.8% decrease QoQ from KRW 4,821 million and a 46.3% decrease YoY from KRW 6,654 million. The decrease QoQ was mainly due to revenues from a lump-sum recognition of a portion of the license fees for the license and distribution agreement for Ragnarok Online II in China in the fourth quarter of 2013 due to its termination in November 2013, which did not occur in the first quarter of 2014. The decrease YoY was primarily due to decreased revenues from Ragnarok Online in Japan.

Subscription revenue for the first quarter 2014 was KRW 1,890 million (US$1,775 thousand), representing a 107.5% increase QoQ but a 3.0% decrease YoY compared to KRW 911 million and KRW 1,948 million, respectively. The increase QoQ was mostly driven by increased revenues from Ragnarok Online in Korea. The decrease YoY was mainly due to a decrease in revenues from Ragnarok Online in the United States and Canada.

Mobile games and applications revenue was KRW 4,317 million (US$4,055 thousand) for the first quarter 2014, representing a 15.5% increase QoQ from KRW 3,739 million and a 85.8% increase YoY from KRW 2,323 million. The increase QoQ mostly resulted from increased revenues from Ragnarok Online — Uprising: Valkyrie and revenues from Road to Dragons, which was launched in Korea in January 2014. The increase YoY was mainly attributable to increased revenues from mobile applications and mobile game operation service provided to third-party enterprises, and revenues from Road to Dragons.

Character merchandising and other revenue was KRW 985 million (US$925 thousand) for the first quarter 2014, representing a 19.7% increase QoQ from KRW 823 million and a 13.1% increase YoY from KRW 871 million.

Cost of Revenues and Operating Expenses

Cost of revenues was KRW 9,467 million (US$8,892 thousand) for the first quarter 2014, representing a 9.4% decrease QoQ from KRW 10,445 million but a 28.0% increase YoY from KRW 7,397 million. The decrease QoQ was attributable to decrease in amortization on intangible assets and commission paid. The Company’s increased cost of revenues YoY primarily resulted from increased commission paid related to our services provided for third-party enterprises and to digital storefronts where our mobile games are offered.

Operating expenses were KRW 4,178 million (US$3,924 thousand) for the first quarter 2014, representing a 61.7% decrease QoQ from KRW 10,904 million and a 29.8% decrease YoY from KRW 5,951 million. The decrease QoQ was mostly due to impairment losses on intangible assets in the fourth quarter of 2013, which did not occur in the first quarter of 2014. The decrease YoY was attributable to decreased salaries as a result of a decrease in the number of employees, and decreased research and development expenses.

Loss before income tax expenses and others was KRW 2,503 million (US$2,351 thousand) for the first quarter of 2014, which represents a 77.3% decrease QoQ from loss before income tax expenses and others of KRW 11,045 million.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 2,969 million (US$2,789 thousand) for the first quarter of 2014 compared to a net loss attributable to parent company of KRW 13,538 million for the fourth quarter of 2013 and a net loss attributable to parent company of KRW 1,629 million for the first quarter of 2013.

The balance of cash and cash equivalents and short-term financial instruments was KRW 46,776 million (US$43,936 thousand) as of March 31, 2014.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,064.65 to US$ 1.00, the noon buying rate in effect on March 31, 2014, as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheets

(In millions of KRW and thousands of US$)

	As of
	31-Dec-13		31-Mar-14
	KRW	US$	KRW	US$
	(audited)	(audited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	31,222	29,326	32,776	30,786
Short-term financial instruments	18,000	16,907	14,000	13,150
Accounts receivable, net	5,333	5,009	5,294	4,973
Other current assets	4,096	3,847	3,993	3,750
Total current assets	58,651	55,089	56,063	52,659

Property and equipment, net	2,315	2,174	1,968	1,848
Leasehold and other deposits	5,569	5,231	5,570	5,232
Intangible assets	13,919	13,074	12,962	12,175
Other non-current assets	7,311	6,868	7,292	6,849
Total assets	87,765	82,436	83,855	78,763

Liabilities and Equity
Current liabilities:
Accounts payable	4,374	4,108	3,472	3,261
Deferred revenue	5,782	5,431	6,215	5,838
Other current liabilities	1,244	1,169	1,195	1,122
Total current liabilities	11,400	10,708	10,882	10,221
Long-term deferred revenue	6,875	6,458	6,511	6,116
Accrued severance benefits	263	247	206	193
Other non-current liabilities	227	213	190	179
Total liabilities	18,765	17,626	17,789	16,709
Common shares	3,474	3,263	3,474	3,263
Additional paid-in capital(1)	75,076	70,517	63,656	59,791
Accumulated deficit(1)	(10,889)	(10,228)	(2,438)	(2,290)
Accumulated other comprehensive income	1,674	1,573	1,654	1,553
Total parent company shareholders’ equity	69,335	65,125	66,346	62,317
Non-controlling interest	(335)	(315)	(280)	(263)
Total equity	69,000	64,810	66,066	62,054
Total liabilities and equity	87,765	82,436	83,855	78,763

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,064.65 to US$1.00, the noon buying rate in effect on March 31, 2014 as quoted by the Federal Reserve Bank of New York.

(1) The Company disposed the accumulated deficit by transferring KRW 11,420 million out of KRW 75,076 million of its additional paid-in capital in the fiscal year 2013.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-13		31-Mar-13		31-Mar-14
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	911	856	1,948	1,830	1,890	1,775
Online games-royalties and license fees	4,821	4,528	6,654	6,250	3,575	3,358
Mobile games and applications(1)	3,739	3,512	2,323	2,182	4,317	4,055
Character merchandising and other revenue(1)	823	773	871	818	985	925
Total net revenue	10,294	9,669	11,796	11,080	10,767	10,113

Cost of revenue	10,445	9,811	7,397	6,948	9,467	8,892

Gross profit (loss)	(151)	(142)	4,399	4,132	1,300	1,221

Operating expenses:
Selling, general and administrative	4,276	4,016	4,407	4,139	3,366	3,162
Research and development	1,540	1,447	1,392	1,308	812	762
Impairment losses on intangible assets	5,088	4,779	152	143	—	—
Total operating expenses	10,904	10,242	5,951	5,590	4,178	3,924

Operating loss	(11,055)	(10,384)	(1,552)	(1,458)	(2,878)	(2,703)

Other income (expenses):
Interest income	299	281	370	348	282	265
Interest expense	(4)	(4)	(11)	(10)	(3)	(3)
Foreign currency income (loss), net	(285)	(267)	60	56	96	90

Loss before income tax expenses and equity loss on investments	(11,045)	(10,374)	(1,133)	(1,064)	(2,503)	(2,351)

Income tax expenses	3,034	2,850	875	822	410	385

Loss before equity loss on investments	(14,079)	(13,224)	(2,008)	(1,886)	(2,913)	(2,736)

Equity income (loss) on investments	5	5	(23)	(22)	—	—
Net loss	(14,074)	(13,219)	(2,031)	(1,908)	(2,913)	(2,736)
Net income (loss) attributable to:
Non-controlling interest	(536)	(503)	(402)	(378)	56	53
Parent company	(13,538)	(12,716)	(1,629)	(1,530)	(2,969)	(2,789)
Loss per share
- Basic and diluted	(1,948)	(1.83)	(234)	(0.22)	(427)	(0.40)
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(2)
- Basic and diluted	(487)	(0.46)	(59)	(0.06)	(107)	(0.10)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,064.65 to US$1.00, the noon buying rate in effect on March 31, 2014 as quoted by the Federal Reserve Bank of New York.

(1) The Company reclassified certain revenue within Mobile games and applications revenue as Character merchandising, animation and other revenue in 2013 as this better represents the nature of the revenue, and the effect of such reclassification was reflected in each quarter of 2013. The reclassification has no effect on the Company’s previously reported total net revenue and other line items on the consolidated financial statements.

(2) Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 22, 2014